ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity Contracts

Supplement dated May 1, 2009 to the Contract Prospectus dated May 1, 2009

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

For contracts issued in the State of Oregon, ING Joint LifePay Plus is not available for purchase on nonqualified contracts.